Putnam Managed High Yield Trust (Investment Company Act File No. 811-07658) Putnam High Yield Trust (Investment Company Act File No. 811-02796)

FOR IMMEDIATE RELEASE

Contacts:
SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin - 617-760-8515

THE TRUSTEES OF THE PUTNAM FUNDS APPROVE FUND MERGER AND SET MEETING DATE

BOSTON, Massachusetts (May 12, 2006) - Putnam Investments today announced that the Trustees of The Putnam Funds have approved merging Putnam Managed High Yield Trust (NYSE: PTM), a closed-end fund, into Putnam High Yield Trust, an open-end fund pursuing similar investment objectives and strategies. As of April 30, 2006, Putnam Managed High Yield Trust had net assets of approximately $67 million, and Putnam High Yield Trust had net assets of approximately $2.41 billion.

The Trustees have determined that the merger, which will result in lower expenses for shareholders of Putnam Managed High Yield Trust, is in the best interests of shareholders of both funds. It is currently expected that the merger will be a tax-free transaction, although there can be no assurance of the tax treatment of the merger, or that the expected benefits of the merger will be realized.

If the proposed merger is completed, the Trustees intend to impose a redemption fee that would apply to redemptions or exchanges of shares received in the merger. A fee of 2.00% would generally apply to shares redeemed or exchanged into other Putnam funds within 5 days of the merger date, and a fee of 1.00% would generally apply to shares redeemed or exchanged between 6 and 90 days after the merger date. This fee would be retained by Putnam High Yield Trust to offset potential costs associated with any redemptions of shares issued in the merger that may occur soon after completion of the merger.

The Trustees have also called a special meeting of shareholders of Putnam Managed High Yield Trust to consider the merger proposal. The special meeting is scheduled for August 8, 2006 at 11:00 a.m. at the offices of the funds, One Post Office Square, Boston, MA 01209. The close of business on May 30, 2006 has been established as the record date for the meeting.

The completion of the merger transaction is subject to significant conditions, including review by the Securities and Exchange Commission (“SEC”) and approval by the shareholders of Putnam Managed High Yield Trust. There can be no assurance that the transaction will be completed.

Further information regarding the proposed merger, including a description of the Trustees’ reasons for approving it, will be included in a prospectus/proxy statement that will be mailed to shareholders of Putnam Managed High Yield Trust in advance of the special meeting. As previously announced, the annual meeting of shareholders of Putnam Managed High Yield Trust, which was scheduled for June 2006, has been postponed pending voting on the proposed merger.

About Putnam Investments: At Putnam Investments, the top priority remains prudently managing money for our more than 10 million individual and institutional investors worldwide. Since 1937, the company’s values have been rooted in a profound sense of responsibility for the money entrusted to it. Putnam uses a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives. Putnam is committed to doing what's right for investors, including maintaining stringent investor protections for every Putnam fund.

Founded in 1937, Putnam Investments is one of the nation’s oldest and largest money management firms. As of April 30, 2006, Putnam managed $191 billion in assets, of which $127 billion is for mutual fund investors and $64 billion is for institutional clients. Putnam has headquarters in Boston and offices in London and Tokyo. For more information, go to www.putnam.com.

# # #

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decision.